Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP REPORTS FISCAL YEAR 2021 THIRD QUARTER RESULTS

Last September, BRP launched the all new 2021 Sea-Doo RXP-X 300.©BRP2020

Highlights for the quarter vs Q3 FY20:

•	Revenues of $1,674.7 million, an increase of $31.1 million or 1.9%;
•	Gross profit of $486.9 million representing 29.1% of revenues, an increase of $45.0 million;
•	Net income of $198.7 million, an increase of $63.4 million, which resulted in a diluted earnings per share of $2.22, an increase of $0.73 per share;
•	Normalized net income[1] of $190.6 million, an increase of $53.9 million, which resulted in a normalized diluted earnings per share[1] of $2.13, an increase of $0.62 per share or 41.1%;
•	Normalized EBITDA[1] of $348.6 million representing 20.8% of revenues, an increase of $80.4 million or 30.0%;
•	FY21 Normalized EPS[1] guidance increased from $3.65-$3.95 to $5.00-$5.25, an expected growth of 31% to 37% compared to FY20.

Recent events

•

On November 24, 2020, the Company’s Board of Directors authorized the renewal of its normal course issuer bid program which, subject to approval by the TSX, allows for the purchase for cancellation of up to approximately 4.3M subordinate voting shares over the next 12 months, representing approximately 10% of the Company’s public float.

•	The Company’s Board of Directors declared a quarterly dividend of $0.11 per share.

[1]	See “Non-IFRS Measures” section of this press release.

Valcourt, Quebec, November 25, 2020 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three- and nine-month periods ended October 31, 2020. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available at Sedar, as well as in the Quarterly Reports section of BRP’s website.

“We are very pleased with our results as our strong line-up continues to gain market share globally. The surge in demand for our products has offered a major opportunity for us to continue this pace and we are working hard to maintain it. We expect this positive trend to continue over the next quarter, and based on this, we are increasing our year-end guidance with Normalized EPS now expected to be up 31% to 37% vs. last year”,said José Boisjoli, President and CEO.

“I would also like to thank the remarkable dedication of our employees, dealers and suppliers who have risen to the occasion and allowed us to continue to deliver exceptional results while still ensuring the health and safety of our people everywhere around the world,” concluded Boisjoli.

Highlights for the Three- and Nine-Month Periods Ended October 31, 2020

Revenues increased by $31.1 million, or 1.9%, to $1,674.7 million for the three-month period ended October 31, 2020, compared with $1,643.6 million for the corresponding period ended October 31, 2019. The revenue increase was mainly driven by lower sales programs due to a favourable retail environment and a favourable product mix, partially offset by a lower volume of products sold due to the replenishment of inventory at International.

The Company’s North American retail sales for powersports vehicles increased by 16% for the three-month period ended October 31, 2020 compared with the three-month period ended October 31, 2019. The increase was driven by Year-Round Products and snowmobile, partially offset by PWC. North American boat retail sales increased by 4% compared with the three-month period ended October 31, 2019.

Gross profit increased by $45.0 million, or 10.2%, to $486.9 million for the three-month period ended October 31, 2020, compared with $441.9 million for the corresponding period ended October 31, 2019. The gross profit increase includes an unfavourable foreign exchange rate variation of $15 million. Gross profit margin percentage increased by 220 basis points to 29.1% from 26.9% for the three-month period ended October 31, 2019. The increase of 220 basis points was primarily due to a positive pricing and sales programs variation due to the favourable retail environment, partially offset by the under-absorption of fixed costs resulting from a lower level of production in Seasonal Products and an unfavourable foreign exchange rate variation.

Operating expenses decreased by $31.3 million, or 13.4%, to $202.6 million for the three-month period ended October 31, 2020, compared with $233.9 million for the three-month period ended October 31, 2019. This decrease was mainly attributable to cost reduction initiatives to mitigate the COVID-19 impact.

Revenues decreased by $299.0 million, or 6.7%, to $4,137.8 million for the nine-month period ended October 31, 2020, compared with $4,436.8 million for the corresponding period ended October 31, 2019. The revenue decrease was primarily attributable to a lower volume of Seasonal Products due to the temporary suspension of production during part of the first half of Fiscal 2021 following government measures adopted in response to COVID-19 and to a lower volume of Marine products sold due to the wind-down of the Evinrude outboard engines production, partially offset by a favourable foreign exchange rate variation of $23 million.

The Company’s North American retail sales for powersports vehicles increased by 23% for the nine-month period ended October 31, 2020 compared with the nine-month period ended October 31, 2019, mainly due to an increase in SSV and ATV. North American boat retail sales increased by 8% compared with the nine-month period ended October 31, 2019.

Gross profit decreased by $99.9 million, or 9.3%, to $970.4 million for the nine-month period ended October 31, 2020, compared with $1,070.3 million for the corresponding period ended October 31, 2019. The gross profit decrease includes a favourable foreign exchange rate variation of $1 million. Gross profit margin percentage decreased by 60 basis points to 23.5% from 24.1% for the nine-month period ended October 31, 2019. The decrease was primarily due to the under-absorption of fixed costs resulting from the temporary suspension of production, the costs related to the wind-down of the Evinrude outboard engines production and higher labour costs. The decrease was partially offset by a positive pricing and sales programs variation due to the favourable retail environment.

Operating expenses increased by $90.5 million, or 13.6%, to $753.9 million for the nine-month period ended October 31, 2020, compared with $663.4 million for the nine-month period ended October 31, 2019. The increase was mainly attributable to the impairment charge recorded during the first quarter of Fiscal 2021 for the Marine segment and the restructuring costs for a total of $214.5 million, partially offset by cost reduction initiatives to mitigate the COVID-19 impact.

QUARTERLY REVIEW BY SEGMENT

Powersports

Year-Round Products

Revenues from Year-Round Products increased by $78.0 million, or 10.8%, to $803.0 million for the three-month period ended October 31, 2020, compared with $725.0 million for the corresponding period ended October 31, 2019. The increase resulted mainly from lower sales programs due to a favourable retail environment and a favourable product mix in SSV and 3WV. The increase was partially offset by a lower volume of SSV sold due to the replenishment of inventory at International.

North American Year-Round Products retail sales increased on a percentage basis in the low-thirties range compared with the three-month period ended October 31, 2019.

Seasonal Products

Revenues from Seasonal Products decreased by $46.5 million, or 8.4%, to $508.3 million for the three-month period ended October 31, 2020, compared with $554.8 million for the corresponding period ended October 31, 2019. The decrease was driven by a lower volume of products sold due to a change in the production schedule compare to the third quarter of Fiscal 2020, partially offset by lower sales programs due to favourable retail environment.

North American Seasonal Products retail sales decreased on a percentage basis by high-single digits compared with the three-month period ended October 31, 2019.

Powersports PA&A and OEM Engines

Revenues from Powersports PA&A and OEM Engines increased by $33.3 million, or 14.7%, to $259.9 million for the three-month period ended October 31, 2020, compared with $226.6 million for the corresponding period ended October 31, 2019. The increase was mainly attributable to a higher volume of PA&A coming from strong unit retail sales and higher replacement parts revenue driven by an increase usage of products by consumers.

Marine

Revenues from the Marine segment decreased by $34.0 million, or 23.9%, to $108.4 million for the three-month period ended October 31, 2020, compared with $142.4 million for the corresponding period ended October 31, 2019. The decrease was mainly due to the wind-down of the Evinrude outboard engines production resulting in a lower volume of outboard engines sold.

DECLARATION OF DIVIDEND

The Board of Directors approved a quarterly dividend of $0.11, per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on January 14, 2021 to shareholders of record at the close of business on December 31, 2020. The payment of each quarterly dividend remains subject to the declaration of that dividend by the Board of Directors.

The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

Fiscal Year 2021 Guidance

The financial guidance targets have been adjusted as follows:

Financial Metric	FY20	FY21 Guidance[3] vs FY20 (vs. Previous Guidance)
Revenues
Year-Round Products	$2,791.7	Down 2% to up 2% (previously ‘’Flat to down 4%”)
Seasonal Products	$1,901.4	Down 2% to 5% (previously ‘’Down 12% to 15%”)
Powersports PAA and OEM Engines	$799.8	Up 5% to 7% (previously ‘’Flat to up 5%”)
Marine	$559.8	Down 25% to 30%
Total Company Revenues	$6,052.7	Down 1% to 5% (previously ‘’Down 5% to 9%”)
Normalized EBITDA[1]	$804.4	Up 20% to 24% (previously ‘’Flat to up 5%”)
Effective Tax Rate[1][2]	26.1%	26.0% to 26.5% (previously ‘’26.5%’’)
Normalized Earnings per Share – Diluted[1]	$3.83	Up 31% to 37% ($5.00 to $5.25) (previously ‘’$3.65 to $3.95”)
Net Income	370.6	$225M to $250M

Other assumptions for FY21 Guidance:

•	Depreciation expense: ~$260M
•	Net Financing Costs Adjusted: ~$105M
•	Weighted average number of shares – diluted: ~89M shares
•	Capital Expenditures: ~$275M to $300M

[1] Please refer to “Non-IFRS Measures” section.

[2] Effective tax rate based on Normalized Earnings before Normalized Income Tax.

[3] Please refer to the “Caution Concerning Forward-Looking Statements” and “Key assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2021 financial guidance.

Net Income data

	Three-month periods ended		Nine-month periods ended
(in millions of Canadian dollars)	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019
Revenues by category
Powersports
Year-Round Products	$803.0	$725.0	$2,064.5	$2,086.6
Seasonal Products	508.3	554.8	1,153.6	1,358.7
Powersports PA&A and OEM Engines	259.7	225.7	626.0	584.4
Marine	103.7	138.1	293.7	407.1

Total Revenues	1,674.7	1,643.6	4,137.8	4,436.8
Cost of sales	1,187.8	1,201.7	3,167.4	3,366.5

Gross profit	486.9	441.9	970.4	1,070.3
As a percentage of revenues	29.1%	26.9%	23.5%	24.1%
Operating expenses
Selling and marketing	84.6	104.6	230.3	293.6
Research and development	66.0	60.3	163.4	173.7
General and administrative	60.6	70.3	159.3	188.4
Other operating expenses (income)	(8.6)	(1.3)	23.8	7.7
Impairment charge	—	—	177.1	—

Total operating expenses	202.6	233.9	753.9	663.4

Operating income	284.3	208.0	216.5	406.9
Net financing costs	26.0	23.8	76.7	64.1
Foreign exchange (gain) loss on long-term debt	(9.4)	—	(19.6)	0.4

Income before income taxes	267.7	184.2	159.4	342.4
Income tax expense	69.0	48.9	60.7	90.0

Net income	$198.7	$135.3	$98.7	$252.4

Attributable to shareholders	$198.8	$135.6	$99.1	$253.0
Attributable to non-controlling interest	$(0.1)	$(0.3)	$(0.4)	$(0.6)

Normalized EBITDA [1]	$348.6	$268.2	$685.9	$582.6
Normalized net income [1]	$190.6	$136.7	$314.2	$258.2

[1]	See “Non-IFRS Measures” section.

Other Financial data

	Three-month periods ended		Nine-month periods ended
(in millions of Canadian dollars, except per share data)	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019

Revenues by geography
United States	$952.3	$890.5	$2,361.9	$2,465.0
Canada	298.5	281.6	626.5	712.9
International [1]	423.9	471.5	1,149.4	1,258.9

	$1,674.7	$1,643.6	$4,137.8	$4,436.8

Weighted average number of shares – basic	87,690,498	89,684,315	87,546,386	94,157,306
Weighted average number of shares – diluted	89,607,635	90,829,230	88,379,007	95,121,505

Earnings per share - basic	$2.27	$1.51	$1.13	$2.69
Earnings per share - diluted	2.22	1.49	1.12	2.66
Normalized earnings per share – basic [2]	2.17	1.53	3.59	2.75
Normalized earnings per share – diluted [2]	2.13	1.51	3.56	2.72

[1]	International is defined as all jurisdictions except the United States and Canada.
[2]	See “Non-IFRS Measures” section.

Conference Call and Webcast Presentation

Today at 9 a.m. EST, BRP Inc. will host a conference call and webcast to discuss its FY21 third quarter results. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 4344421), please dial 514-392-0235 or 1-800-564-3880 (toll-free in North America). Click here for international dial-in numbers.

The Company’s third quarter FY21 MD&A, financial statements and webcast presentation will be posted in the Quarterly Reports section of BRP’s website.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.1 billion from over 120 countries, our global workforce is made up of approximately 12,600 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, Stacer, Savage, Evinrude and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to our Fiscal Year 2021 financial outlook and related assumptions of the Company (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted and capital expenditures), the declaration and payment of dividends, statements relating to the renewal of the normal course issuer bid and potential purchases of subordinate voting shares by BRP thereunder, the Company’s ability to achieve its Fiscal Year 2021 guidance, statements about the Company’s current and future plans, including its ability to address the COVID-19 pandemic and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein.

Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: the impact of adverse economic conditions such as those resulting from the ongoing COVID-19 health crisis (including on consumer spending, the Company’s operations and supply and distribution chains, the availability of credit and the Company’s workforce); any decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; unfavourable weather conditions; seasonal sales fluctuations; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any inability of dealers and distributors to secure adequate access to capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; the Company’s competition in product lines; the Company’s inability to successfully execute its growth strategy; the Company’s international sales and operations; any failure of information technology systems or security breach; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any loss of members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; the Company’s reliance on a network of independent dealers and distributors; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; any failure to carry proper insurance coverage; volatility in the market price for BRP’s subordinate voting shares; the Company’s conduct of business through subsidiaries; the significant influence by Beaudier Inc. and 4338618 Canada Inc. (together the “Beaudier Group”) and Bain Capital Luxembourg Investments S. à r. l. (“Bain Capital”); and future sales of BRP’s shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully.

Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release and in preparing its Fiscal Year 2021 guidance, including the following: reasonable industry growth ranging from flat to double digit; market share that will remain constant or moderately increase; no further deterioration and a relatively rapid stabilization of global and North American economic conditions, including with respect to the ongoing COVID-19 health crisis; any increase in interest rates will be modest; currencies will remain at near current levels; inflation will remain in line with central bank expectations in countries where the Company is doing business; the Company’s current margins excluding the impact of the wind-down of Evinrude outboard engines and COVID-19 will remain at current or improved levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; no trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize and that current economic conditions, including all of the current uncertainty resulting from the ongoing COVID-19 health crisis and its broader repercussions on the global economy, render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share.

Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, gain or loss on litigation and acquisition-related costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and

Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share – basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Reconciliation Tables” section of this press release for the reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended		Nine-month periods ended
(in millions of Canadian dollars)	October 31, 2020	October 31, 2019	October 31, 2020	October 31, 2019

Net income	$198.7	$135.3	$98.7	$252.4

Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	(9.8)	0.1	(18.8)	0.5
Transaction costs and other related expenses [2]	0.4	0.6	1.3	2.3
Restructuring and related costs [3]	—	0.1	7.5	2.0
Impairment charge [4]	—	—	177.1	—
(Gain) loss on litigation [5]	(4.0)	—	(4.0)	0.4
Transaction costs on long-term debt	—	—	12.7	—
Evinrude outboard engine wind-down [6]	13.5	—	94.1	—
COVID-19 pandemic impact [7]	2.7	—	12.3	—
Gain on disposal of property, plant and equipment	(12.7)	—	(12.7)	—
Gain on NCIB	—	—	(12.2)	—
Depreciation of intangible assets related to business combinations	1.2	1.1	3.3	2.4
Other elements	0.6	—	0.6	—
Income tax adjustment	—	(0.5)	(45.7)	(1.8)

Normalized net income [1]	190.6	136.7	314.2	258.2
Normalized income tax expense [1]	69.0	49.4	106.4	91.8
Financing costs adjusted [1] [8]	28.0	24.1	81.1	66.0
Financing income adjusted [1] [8]	(2.0)	(0.3)	(4.9)	(1.9)
Depreciation expense adjusted [1] [9]	63.0	58.3	189.1	168.5

Normalized EBITDA [1]	$348.6	$268.2	$685.9	$582.6

[1]	See “Non-IFRS Measures” section.
[2]	Costs related to business combinations.
[3]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[4]	During the nine-month period ended October 31, 2020, the Company recorded an impairment charge of $177.1 million related to its Marine segment.
[5]	The Company was involved in patent infringement litigation cases with one of its competitors.
[6]

During the three-month period ended October 31, 2020, the Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, retail sales incentives, idle costs and other exit costs.

[7]	Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.
[8]	Adjusted for transaction costs on long-term debt and normal course issuer bid program (“NCIB”) gains and losses in net income.
[9]	Adjusted for depreciation of intangible assets acquired through business combinations.

For media enquiries:	For investor relations:

Elaine Arsenault	Philippe Deschênes
Senior Advisor, Media Relations	Investor Relations
Tel.: 514.238.3615	Tel.: 450.532.6462
media@brp.com	philippe.deschenes@brp.com